UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.    )


                             TRINITECH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                          (Title of Class of Security)

                                    896406105
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                                 (Cusip Number)

                                 Carl E. Warden
                             1516 Country Club Road
                               Los Altos, CA 94024
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  896406105                                  Page   2   of   4   Pages
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1              Name of Reporting Person           CARL E. WARDEN
               S.S. or I.R.S. Identification No. of Above Person
                     ###-##-####
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2              Check the Appropriate Box if a Member of a Group         (a) / /
                                                                        (b) / /
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3              SEC use only

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4              Source of Funds *
                       PF
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5              Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                        / /
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6              Citizenship or Place of Organization
                      USA
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   Number of           7   Sole Voting Power
      Shares                       371,200 shares (consisting of 301,200 shares
   Beneficially               and 70,000 warrants exercisable within 60 days)
    Owned By
       Each            ---------------------------------------------------------
    Reporting          8   Shared Voting Power
      Person                      -----
       With            ---------------------------------------------------------
                       9   Sole Dispositive Power
                                   371,200 shares (consisting of 301,200 shares
                              and 70,000 warrants exercisable within 60 days)
                       ---------------------------------------------------------
                       10  Shared Dispositive Power
                                  -----
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11             Aggregate Amount Beneficially Owned By Each Reporting Person
                        371,200 shares (consisting of 301,200 shares and 70,000
                        warrants exercisable within 60 days)
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12             Check Box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                      / /
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13             Percent of Class Represented By Amount in Row (11)
                     5.1%
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14             Type of Reporting Person*
                     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Cusip #:  896406105                                            Page 3 of 4 Pages


ITEM 1.   SECURITY AND ISSUER

            This Schedule relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Trinitech Systems, Inc. (the "Company"), whose principal executive office is located at Stamford Harbor Park, 333 Ludlow Street, Stamford, Connecticut 06902.


ITEM 2.   IDENTITY AND BACKGROUND

            The name and address of the person filing this Schedule is as follows:

                        Carl E. Warden
                        1516 Country Club Drive
                        Los Altos, CA  94024

            Carl E. Warden has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            Carl E. Warden is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The aggregate purchase price of the 301,200 shares of Common Stock of the Company purchased by Carl E. Warden was $787,582 including brokerage commissions. Mr. Warden used his personal funds to purchase such shares of Common Stock. Warrants, totaling 70,000, are exercisable within 60 days by Mr. Warden as follows: 55,000 at $2.00 per share, 7,500 at $2.25 per share and 7,500 at $5.125 per share.


ITEM 4.    PURPOSE OF TRANSACTION

            The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Carl E. Warden serves as a director of the Company since 1993.

            The  person  making  this  filing  may,  in  the  future,   purchase
additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made.

            The person making this filing has no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of
Item 4 of Schedule 13D.

                                                               Page 4 of 4 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the close of business on November 26, 1996, Carl E. Warden owned an aggregate of 371,200 shares of the Company's Common Stock (consisting of 301,200 shares and 70,000 warrants under the following terms: 55,000 at $2.00 per share, 7,500 at $2.25 per share and 7,500 at $5.125 per share) representing approximately 5.1% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996).

            (b) Carl E. Warden has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by him.

            (c) During the Sixty (60) days preceding November 26, 1996, Carl E. Warden purchased shares of Common Stock of the Company as described below. All transactions were open market purchases made on the American Stock Exchange.

        Date                Shares Acquired          Price Per Share
        ----                ---------------          ---------------

        11/14/96                20,000                    $4.05
        11/15/96                15,000                    $4.05
        11/26/96                10,000                    $4.25

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR  RELATIONSHIPS
                 WITH RESPECT TO THE SECURITIES OF THE ISSUER

            Carl E. Warden serves as a director of the Company. Mr. Warden had been serving the Company in such capacity since 1993.


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 2, 1996

                                         /s/  Carl E. Warden
                                         ----------------------
                                              Carl E. Warden